NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States of America. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) under the Securities and Exchange Act of 1934.

The Company is a wholly owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables

Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes the amount required for such an allowance would not be material to the financial statements.

Concentration of Risk

Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 100.0% of the Company's accounts receivable balance was from this broker.

Goodwill

Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment and whenever events or changes in circumstances indicates it is more likely than not the fair value of the reporting unit or asset is less than its carrying value.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

During the fourth quarter of 2020 an internal qualitative evaluation was completed and management determined that no impairment exists as of the date of these financial statements. The following table details the cumulative impairment losses.

Goodwill, Gross - December 31, 2020	$	6,630,768
Cumulative Impairment Losses		(830,768)
Goodwill, Net - December 31, 2020	$	5,800,000
Cumulative Impairment Losses, December 31, 2019	$	(830,768)
Impairment Loss in 2020		-
Cumulative Impairment Losses, December 31, 2020	$	(830,768)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at fair value, and securities not readily marketable are valued at fair value as determined by management. Securities owned by the Company are considered to be trading securities due to the nature of the Company's business. Any gain or loss is recorded as Principal Transactions on the Statement of Income.

The Company may sell a security that it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The Company has no assets or liabilities measured on a nonrecurring basis as of December 31, 2020.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Trading Securities
Trading securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company does not have any securities that are valued with Level 3 inputs.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

The Company follows the guidance for lease accounting in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several noncancelable operating leases for office space, office equipment, and vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease.

Lease Liabilities. A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU Assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, Tthe ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets (Continued)

The balances in the lease asset and liability accounts at December 31, 2020 are as follows:

Right-Of-Use Assets	$	271,908
Lease Liabilities		271,908

Revenue Recognition

Revenue from contracts with customers generally includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms, either written or verbal. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

The primary types of revenue earned from customers are identified as follows:

Gains on Principal Trades – The Company buys and sells securities on behalf of its customers.
- Each time a customer enters into a buy or sell transaction, the Company charges a commission.
- Commissions are recorded on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.
- The commission reflects a mark-up in the price (from dealer cost) of the security marketed to the customer.
- The performance obligation is satisfied on the trade date.
- Revenue recognition occurs on the trade date.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Underwriting Revenue

- *Municipal Securities* - The Company engages in underwriting municipal securities bidding to secure the deal based upon a competitive bidding process against other broker dealers. The winning bid will provide the lowest total interest cost to the issuing entity.
    - Upon notification from the issuing entity, the Company sends a good faith deposit which acts as an escrow payment and signifies the contractual obligation to purchase the security/securities as structured on the winning bid form.
    - Commissions and related clearing expenses are recorded on the trade date as that is when the underlying financial instrument or purchaser is identified, the final pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the two entities. There are no performance obligations to allocate transaction pricing.
    - The commission reflects a mark up in price from dealer cost of securities marketed to client.
    - The commission on a buy/sell transaction is only a reflection of the singular transaction and is independent of any other transaction.
    - Revenue recognition occurs on trade date and records the amount of transaction profit or loss, net of the good faith deposit.

- *Brokered CDs* - The Company engages in underwriting brokered certificates of deposit.
    - Upon notification from a customer, the Company initiates a brokerage agreement and terms agreement, which identify the timing, final pricing and agreed upon fees.
    - Underwriting fees are recorded on the settlement date of the certificate as that is when the underlying financial instrument is finalized and the risks and rewards of ownership have been transferred to/from the two entities.
    - The underwriting fee reflects a percentage of the total principal amount of the certificate of deposit and is related to the type (best efforts or firm takedown) and maturity structure.
    - The underwriting fee on the transaction is only a reflection of the singular transaction and is independent of any other transaction.
    - Revenue recognition occurs on the certificate settlement date and records the amount of total fees collected.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Portfolio Fees – The Company provides fee-related services for investment portfolio accounting and provides due diligence reports via a third party.

- The Company enters into an agreement with the customer to provide a suite of reports based upon customer investment holdings and can provide additional municipal reviews upon request.
- The performance obligations are for the Company to provide a suite of reports on a monthly basis for the investment holdings of the customer, or as requested for municipal reviews.
- Portfolio pricing is determined based upon the number of securities in the investment holdings, as well as number of additional (requested) municipal reviews.
- There is only one performance obligation per service agreement, which is delivery of reports to the customer.
- The Company recognizes revenue at the time the performance obligation is satisfied.

Mutual Fund 12b-1 Fees – The Company may purchase shares of open/closed-end funds ("mutual funds"). These mutual funds pay the Company a stipulated 12b-1 fee for having funds allocated within their fund family.

- The Company facilitates transactions between customer and mutual fund companies. For this facilitation, the Company is paid a 12b-1 fee directly from the mutual fund family. The fee is paid based upon a set schedule determined by the mutual fund family for retention of money in the fund family.
- The performance obligation is to purchase mutual fund shares on behalf of the customer.
- The transaction price is dictated by the mutual fund company and paid directly to the Company.
- The fee is based upon a singular service and is not split between separate performance obligations.
- The Company recognizes the revenue when the transaction occurs.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Brokered Loan Fee Income – The Company will act as introducing broker to facilitate the sale of a loan, or group of loans, from one institution to another. The company takes no principal risk and simply acts as an intermediary to help the selling institution transact the sale of the loan, or group of loans, to a purchasing institution.
- The Company facilitates transactions between a selling institution and a purchasing institution. For this facilitation, the Company is paid a brokerage fee directly from the selling institution. The fee is paid based upon a set schedule determined by the selling institution.
- The performance obligation is to find a purchasing institution on a singular loan or group of low-income housing tax credit loans (LIHTC) on behalf of the selling institution.
- The transaction price is dictated by the selling institution and paid directly to the Company upon closing the sale.
- The fee is based upon a singular service and is not split between separate performance obligations.
- The Company recognizes the revenue when the transaction is complete.

Federal Funds Brokered Fee Income – The Company engages in brokering excess bank liquidity and/or sourcing funds for banks in the Federal Funds overnight marketplace.
- The Company brokers an agreement with a customer to sell and/or buy Federal Funds to satisfy the customer's liquidity needs on a daily basis. The agreement identifies the pricing and agreed upon fees.
- Fed Funds Brokerage Fees are recorded on the on the day of the transaction as that is when the underlying financial instrument is finalized and the risks and rewards of ownership have been transferred to/from the two entities.
- The brokerage fee is standardized amount and based on volume the total Federal Funds sold or purchased.
- The brokerage fee on the transaction is only a reflection of the singular transaction and is independent of any other transaction.
- Revenue recognition occurs on the transaction date and invoiced to clients monthly for prior month aggregate activity.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The following table presents disaggregated revenue from contracts with Customers:

Gains on Principal Trades	$ 11,318,263
Underwriting Revenue	2,027,131
Portfolio Fees	77,200
Mutual Fund 12b-1 Fees	33,455
Brokered Loan Fee Income	-
Federal Funds Brokered Fee Income	23,522
Total Revenue From Contracts With Customers (in-scope of Topic 606)	13,479,571
Interest, Dividends, and Other Income (out-of-scope of Topic 606)	630,932
Total Revenues	$ 14,110,503

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Beginning in 2020, the Company will file federal and state income tax returns under the Parent. Prior to 2020, the Company was included in the consolidated federal and state income tax returns of Midwest Independent Bancshares, Inc. ("MIBHC") with the Parent previously being majority-owned by Midwest Independent Bancshares, Inc. and wholly owned subsidiaries ("MIB Inc. and Subs"). Due to a sale of a portion of the MIBHC investment in the Parent, MIB Inc. and Subs is no longer considered to be a majority owner, causing the change in tax filing status. The Company is not subject to federal or state income tax examinations for taxable years prior to 2017.

The Company follows the provision of the accounting standards for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2020 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest or penalties at December 31, 2020.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>**Advertising Costs**</u>
Advertising costs are expensed in the year incurred. Advertising costs totaled $325 for the year ended December 31, 2020.

<u>**Subsequent Events**</u> In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2021, the date the financial statements were issued.

On January 21, 2021 the deposit with the clearing organization was increased to $1,000,000, an increase from the previous agreement as detailed in Note 2.

On February 1, 2021, the existing $5,000,000 unsecured revolving line of credit agreement between the Company and MIBHC was renewed and increased to $6,000,000 for another 18 months, with a maturity date of August 1, 2022. All other terms of the original note and related loan documents remain in full force and effect. The balance of the line of credit as of the evaluation date noted above is $6,000,000.

On February 17, 2021 the Company's board of directors declared a dividend payment to the principal owners of the Parent in the amount of $661,012. Payments were subsequently made in the proportionate share of ownership in the Parent.

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement has historically required a $100,000 deposit which was maintained in cash with the broker-dealer throughout 2020.

NOTE 3   SECURITIES

Marketable securities owned and securities sold, not yet purchased consist primarily of state and political subdivisions debt instruments carried at fair value, as follows at December 31, 2020:

	Owned	Sold, Not Yet Purchased
U.S. Treasury Securities	$ -	$ 5,002,892
State and Political Subdivisions Debt Instruments	9,958,600	-
Mortgage-Backed Securities	256	-
Certificates of Deposit	1,875,995	-
Corporate Bonds	4,938,024	994,243
	$ 16,772,875	$ 5,997,135

Component of Securities Sold, Not Yet Purchased:

U.S. Treasury Securities	
United States Treasury Note @ 0.375%, maturity date of 11/30/2025	$ 4,005,640
United States Treasury Note @ 0.875%, maturity date of 11/15/2030	997,252
	$ 5,002,892

Corporates	
Mitsubishi Financial Group @ 2.5727%, maturity date of 09/13/2023	$ 265,520
Wells Fargo & Co. @ 4.000%, maturity date of 04/02/2025	4,993
Valero Energy Corp. @ 2.150%, maturity date of 09/15/2027	25,644
AerCap Holdings @ 5.875%, maturity date of 10/10/2079	77,664
Goldman Sachs Group, Inc. @ 5.300%, maturity date of 07/27/2066	93,358
Huntington Bancshares, Inc.@ 5.700%, maturity date of 03/06/2068	527,064
	$ 994,243

NOTE 4   FIXED ASSETS

Fixed assets consist of the following at December 31, 2020:

Building Improvements	$ 89,518
Furniture and Fixtures	5,969
Computer Equipment and Software	12,232
Fixed Assets, at Cost	107,719
Less - Accumulated Depreciation	(106,912)
Fixed Assets, Net	$ 807

Depreciation charged to expense was $4,026 for the year ended December 31, 2020.

NOTE 5   PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2020 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2020 was $1,229,452.

NOTE 6   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

Current Income Tax Expense	$	453,183
Deferred Income Tax Benefit		(8,283)
Total	$	444,900

The provision for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

Expected Tax Provision at a 21% Rate	$	371,054
State and Local Taxes - Net		79,710
Life Insurance		5,072
Nondeductible Meals		1,807
Nondeductible Entertainment		2,385
Nondeductible Club Dues		4,149
Income, Net, from Tax-Exempt Securities		(19,412)
Other		135
Total	$	444,900

The components of the deferred tax liability at December 31, 2020 are as follows:

Components of Deferred Taxes:		
Fixed Assets	$	9,889
Prepaid Expenses		(44,092)
Deferred Tax Liability, Net	$	(34,203)

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. Employer contributions charged to expense were $241,800 for the year ended December 31, 2020.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($348,040 at December 31, 2020) of aggregate indebtedness. As of December 31, 2020, the Company had net capital, as defined, of $3,338,849, which exceeded the minimum requirements of $348,040. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2020, the percentage of aggregate indebtedness to net capital for the Company was 156.36 percent.

NOTE 9   RELATED PARTY TRANSACTIONS

Midwest Independent Bancshares, Inc. and wholly owned subsidiaries have formal operating and services agreements whereby the parties share employees and technology services. The costs reimbursed to MIB Inc. and Subs under these agreements are calculated based on actual employee-specific costs for those employees of MIB and Subs that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company and/or specific costs paid for by MIB and Subs for the sole use by the Company. The Company reimburses MIB and Subs for these expenses on a quarterly basis, and total reimbursements for 2020 were $282,060.

An unsecured revolving line of credit agreement has been established between Midwest Independent Bancshares, Inc. and the Company for $5,000,000. Interest is calculated at 0.25% over the daily target range for the Federal Funds Rate as set by the Federal Reserve Open Market Committee. The interest rate on this loan may change daily and will change the same day the index changes. Interest is payable monthly by the 25th calendar day of each month.

This note was renewed during 2019 for an eighteen-month extension, with a maturity date of February 1, 2021. On December 31, 2020 the loan amount outstanding was $2,000,000.

NOTE 10 OFF-BALANCE SHEET AND CREDIT RISKS

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2020 is not expected to have a material adverse effect on the financial statements of the Company.

NOTE 11 FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value, refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances, by category, of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 9,958,600	$ -	$ 9,958,600
Mortgage-Backed Securities	-	256	-	256
Certificates of Deposit	-	1,875,995	-	1,875,995
Corporate Bonds	-	4,938,024	-	4,938,024
	$ -	$ 16,772,875	$ -	$ 16,772,875
Liabilities:				
Securities Sold, Not Yet Purchased	$ 5,997,135	$ -	$ -	$ 5,997,135

NOTE 12 OPERATING LEASES

The Company has obligations as a lessee for office space, office equipment, and vehicles with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. These leases may contain renewal options for periods ranging up to five years. Because the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's

NOTE 12   OPERATING LEASES (CONTINUED)

proportionate share of the building's real estate taxes and operating costs, including common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Total operating lease cost of $218,990 is included in the Company's Statement of Income and split between two line items based on the type of lease: Occupancy and Equipment; and Rent.

Other information related to leases as of December 31, 2020 is as follows:

Weighted-average remaining lease term:	
Operating Leases	1.9
Weighted-average discount rate:	
Operating Leases	5.9%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year		
2021	$	154,092
2022		122,774
2023		11,169
2024		605
Total Undiscounted Lease Payments		288,640
Less Interest		(16,732)
Total Lease Liabilities	$	271,908